599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

August 30, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Cascarano, Robert Littlepage, Kathleen Krebs and Jan Woo

Re:	Sunrise Communications AG
Amendment No. 2 to Draft
Registration Statement on Form F-4
Submitted August 12, 2024
CIK No. 0002021938

Ladies and Gentlemen:

On behalf of Sunrise Communications AG (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), contained in your letter dated August 27, 2024 (the “Comment Letter”) to the Company regarding the Company’s above-referenced draft registration statement on Form F-4 (CIK No. 0002021938), confidentially submitted to the SEC on May 23, 2024, as amended on July 5, 2024 and August 12, 2024.

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. Simultaneously with the transmission of this letter, the Company is filing via EDGAR its Amendment No. 1 to the registration statement on Form F-4 (File No. 333-281772), filed with the SEC on August 26, 2024 (“Amendment No. 1”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1.

AOSHEARMAN.COM

Allen Overy Shearman Sterling US LLP is a limited liability partnership organized under the laws of the State of Delaware. Allen Overy Shearman Sterling US LLP is affiliated with Allen Overy Shearman Sterling LLP, a limited liability partnership registered in England and Wales with registered number OC306763 and with its registered office at One Bishops Square, London E1 6AD. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used to refer to a member of Allen Overy Shearman Sterling LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen Overy Shearman Sterling LLP and of the non-members who are designated as partners is open to inspection at its registered office at One Bishops Square, London E1 6AD.

*****

Amendment No. 2 to Draft Registration Statement on Form F-4

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 77

1.

It is unclear whether you will receive and file as an exhibit a tax opinion on the material tax consequences of the spin-off prior to effectiveness of the Form F-4. It is also unclear whether the tax opinion from A&O Shearman that is a condition to the merger may be waived. Please advise and revise your disclosure as appropriate. Refer to Section III of CF Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 80 and 81 of Amendment No. 1 to state that the description of the material federal income tax consequences of the spin-off constitutes the opinion of Allen Overy Shearman Sterling US LLP (“A&O Shearman”) and that receipt of the A&O Shearman Tax Opinion is a non-waivable condition of the spin-off. The Company has also filed a form of the A&O Shearman Tax Opinion which A&O Shearman expects to deliver as a non-waivable condition to the spin-off as Exhibit 8.1. The Company also respectfully advises the Staff that it intends to file a signed copy of this Exhibit 8.1 opinion by Form 8-K prior to the closing of the spin-off if A&O Shearman receives the requisite factual representations.

Spin-Off Related Sunrise Net Debt Reduction and Sale of Equity Stake, page 98

2.

In the disclosure you added to this section, you indicate that Liberty Global may sell an equity stake in Sunrise in connection with the spin-off in an amount not to exceed 20% of the aggregate outstanding voting power of Sunrise. You further indicate that the equity sale may occur either before or after the spin-off and may include consent, governance and other rights. Please provide additional information to assist Liberty Global shareholders in making an informed voting decision. For example, indicate whether the equity sold would be Sunrise Class A shares, Sunrise Class B shares or other preference securities. Consider providing a table or other disclosure to illustrate the potential impact on the economic and voting rights of each class of Liberty Global common shares if up to 20% of the Sunrise’s equity is sold. In addition, if the equity sale is entered into prior to the voting date, disclose how you will inform Liberty Global shareholders of the terms of the equity sale, how it will impact each class of Liberty Global common stock and how the proceeds will be used.

The Company respectfully advises the Staff that it is not pursuing a sale of an equity stake in Sunrise at this time and has revised the disclosure in Amendment No. 1 accordingly. In the event the Company or Sunrise enter into an arrangement for any such sale prior to the Special Meeting or the completion of the spin-off, as the case may be, disclosure of the material terms of such sale will be made promptly and in accordance with applicable SEC requirements.

Annex D - Liberty Global Ltd. Unaudited Pro Forma Condensed Consolidated Financial Statements, page D-1

3.

We note your response to prior comment 9. Please clarify in the last paragraph on page D-1, and elsewhere as applicable, that the unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 are presented as if the Spin-off occurred on January 1, 2023, not January 1, 2021. The Sunrise Business is retrospectively presented as a discontinued operation for the years ended December 31, 2022 and 2021 consistent with how it will be reported under U.S. GAAP.

In response to the Staff’s comment, the Company has revised the disclosure on page D-1 to clarify in the last paragraph that the unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 are presented as if the spin-off occurred on January 1, 2023, and the Sunrise Business is retrospectively presented as a discontinued operation for the years ended December 31, 2022 and 2021 consistent with how it will be reported under U.S. GAAP.

4.

We note adjustments (4) in the pro forma condensed consolidated statements of operations for the years ended December 31, 2022 and 2021 to reverse previously recorded eliminations of intercompany transactions between Liberty Global and the Sunrise Business. Please tell us if you will be recording the reversal of intercompany transactions when retrospectively presenting the Sunrise Business as a discontinued operation and your basis for doing so.

In response to the Staff’s comment, the Company has revised the disclosure on pages D-6 and D-7 to remove adjustment (4) from the pro forma condensed consolidated statements of operations for the years ended December 31, 2022 and 2021 to reverse previously recorded eliminations of intercompany transactions as the Company does not plan to record reversals of intercompany transactions that are expected to continue after the spin-off under U.S. GAAP.

5.

We note the revised disclosure provided in footnote (5) in response to prior comment 13. Since Liberty Global was not a part of another entity, it appears adjustments to give effect to the Transition Services Agreement do not meet the condition in Rule 11-01(a)(7) of Regulation S-X necessary for presenting Autonomous Entity Adjustments under Rule 11- 02(a)(6) of Regulation S-X. It is unclear why from the vantage point of Liberty Global, the pro forma impact of the Transition Services Agreement should not be depicted as Management’s Adjustments in accordance with Rule 11-02(a)(7) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully submits that it believes adjustment (5) to give effect to the Transition Services Agreement is not an Autonomous Entity Adjustment and therefore is not labeled as such, but rather represents a Transaction Accounting Adjustment from the vantage point of Liberty Global as the Transition Services Agreement being in effect is a required condition under the terms of the Master Separation Agreement. Accordingly, the spin-off transaction legally requires the execution of the Transition Services Agreement between Liberty Global and the

Company. The Company believes its treatment of adjustment (5) as a Transaction Accounting Adjustment is appropriate under Rule 11-02 and clear, and the Company further respectfully submits that the quantitative impact for the year ended December 31, 2023 of adjustment (5) represents a $37.9 million reduction in consolidated pro forma revenue (less than 1%) and consolidated pro forma earnings from continuing operations (less than 1%) and a $0.09 increase in consolidated pro forma basic and diluted loss per share (less than 1%).

6.

We note adjustments (6) in the pro forma condensed consolidated statements of operations for the years ended December 31, 2022 and 2021 reflect the elimination of historical related party interest expense and related party interest income associated with the net settlement of the related party note payable and notes receivable prior to the Spinoff. Please limit these adjustments to the pro forma condensed consolidated statements of operations for the most recent year and subsequent interim period or advise us.

In response to the Staff’s comment, the Company has revised the disclosure on pages D-6, D-7 and D-14 to remove adjustment (6) from the pro forma condensed consolidated statements of operations for the years ended December 31, 2022 and 2021 to reflect the elimination of historical related party interest expense and related party interest income associated with the net settlement of the related party note payable and notes receivable prior to the spin-off.

*****

We thank the Staff in advance for its consideration of Amendment No. 1 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to Amendment No. 1, please do not hesitate to contact me at (212) 848-7150 or Daniel Litowitz at (212) 848-7784.

Yours very truly,

/s/ Harald Halbhuber
Harald Halbhuber

cc:	Daniel Litowitz, A&O Shearman
Bryan Hall, Liberty Global Ltd.
Jennifer Hodges, Liberty Global Ltd.

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